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                                                                    EXHIBIT 12.1

RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (000'S)

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
                                                         FOR THE YEARS ENDED DECEMBER 31,
                                              ------------------------------------------------------
                                                1996       1997       1998       1999        2000
                                              --------   --------   --------   --------   ----------
Net income (loss) from continuing operations
  before other items........................  (25,042)   (71,419)   (236,589)  (758,011)  (1,892,042)

Fixed charges and preferred stock dividends:
  Interest, whether expensed or
    capitalized.............................   17,459     32,100      47,355    178,448      753,231
  Preferred stock dividend requirements.....       --         --          --         --       11,743
                                              -------    -------    --------   --------   ----------
Total fixed charges and preferred stock
  dividends.................................   17,459     32,100      47,355    178,448      764,974

Adjusted earnings (losses)..................   (7,583)   (39,319)   (189,234)  (579,563)  (1,127,068)
Fixed charges and preferred stock
  dividends.................................   17,459     32,100      47,355    178,448      764,974
                                              -------    -------    --------   --------   ----------
Ratio of earnings to fixed charges and
  preferred stock dividends.................       --         --          --         --           --
                                              =======    =======    ========   ========   ==========
Euro amount of coverage deficiency..........  (25,042)   (71,419)   (236,589)  (758,011)  (1,892,042)
                                              =======    =======    ========   ========   ==========
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